FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
ANNUAL REPORT
of
PROVINCE OF MANITOBA
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2005
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
PAMELA WALLIN
ROBERT NOBLE
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022
Copies to:

ROBERT E. BUCKHOLZ, JR.	EWALD BOSCHMANN
Sullivan & Cromwell	Deputy Minister of Finance
125 Broad Street	Province of Manitoba
New York, New York 10004	Department of Finance
Winnipeg, Manitoba Canada

* The Registrant filed this annual report on a voluntary basis.

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2005, as set forth in the pages attached hereto:

Exhibit 99.1	Quarterly Financial Report of the Province of Manitoba for the Nine Months — April to December 2005.

Exhibit 99.2	The 2006 Manitoba Budget — Budget Paper B — Financial Review and Statistics as presented to the Manitoba Legislature on March 6, 2006.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on March 10, 2006.

Province of Manitoba
By:	/s/ Ian Hasanally
Ian Hasanally

EXHIBIT INDEX

Exhibit Number	Description	Page
99.1	Quarterly Financial Report of the Province of Manitoba for the Nine Months — April to December 2005.

99.2	The 2006 Manitoba Budget — Budget Paper B — Financial Review and Statistics as presented to the Manitoba Legislature on March 6, 2006.